Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Amendment No. 4 to Registration Statement No. 333-187325 of our report dated February 26, 2013 (April 1, 2013 as to the effects of the reverse stock split described in Note 17), relating to the consolidated financial statements of Blackhawk Network Holdings, Inc. (which report expresses an unqualified opinion and includes an explanatory paragraph referring to allocation of expenses) appearing in the Prospectus, which is a part of such Registration Statement, and to the reference to us under the heading “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

San Francisco, California

April 12, 2013